UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Voluntary Public Takeover Offer for CECONOMY AG by JD.com

On September 1, 2025, JD.com, Inc. (the “Company” or “JD.com”) (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)), through its wholly-owned indirect subsidiary JINGDONG Holding Germany GmbH (the “Bidder”), published an offer document regarding a voluntary public takeover offer to all shareholders of CECONOMY AG (“CECONOMY”) (XETRA: CEC), the parent company of leading European consumer electronics retailers MediaMarkt and Saturn, to acquire all issued and outstanding bearer shares in CECONOMY (the “CECONOMY Shares”) for a cash consideration of EUR 4.60 per share (the “Takeover Offer”). The Company previously announced its decision to launch the Takeover Offer on July 30, 2025.

The Takeover Offer and the contracts which come into existence by the acceptance thereof are subject to certain conditions precedent, including obtaining merger control clearances, foreign investment clearances and EU foreign subsidies clearance by November 10, 2026. The acceptance period of the Takeover Offer begins on September 1, 2025 and ends on 6:00 p.m. (New York time) on November 10, 2025, which may be extended under certain circumstances. The Takeover Offer will be financed through a combination of acquisition loan and the Company’s cash on balance sheet.

The Takeover Offer does not extend to the American depositary receipts relating to CECONOMY (“CECONOMY ADRs”). Holders of CECONOMY ADRs can only accept the Takeover Offer if they first exchange their CECONOMY ADRs for CECONOMY Shares.

CECONOMY Shareholders whose place of residence, incorporation or place of habitual abode is in the United States should note that the Takeover Offer is made in respect of securities of a company which is a foreign private issuer within the meaning of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the shares of which are not registered under Section 12 of the Exchange Act. The Takeover Offer is being made in the United States in reliance on the Tier 1 exemption from certain requirements of the Exchange Act and is principally governed by disclosure and other regulations and procedures of the Federal Republic of Germany, which are different from those of the United States.

This announcement and the information within it are not intended to, and do not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In particular, this announcement is not an offer of securities for sale into the United States. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. No statement contained or referred to in this announcement is intended to be a profit forecast.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By :	/s/ Ian Su Shan
Name :	Ian Su Shan
Title :	Chief Financial Officer

Date: September 2, 2025